DB

SE(

19007969

SEC Mail Processing

MAR 01 2019

Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69504

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXIA CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Ave., Suite 11A
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY 10020	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

- PUBLIC -

OATH OR AFFIRMATION

I, JAMES TAORMINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXIA CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

February 26, 2019
State of New York County of New York

Signature

VIVIAN PALACIOS
Notary Public, State of New York
No. 01PA6154099
Qualified in New York County
Commission Expires Oct. 20, 2022

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAZARS

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of the Member of
Axia Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Axia Capital Markets LLC, (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2015.

New York, NY
February 27, 2019

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	169,316
Security Deposits		65,000
Receivables		36,205
Furniture, Net of Accumulated Depreciation of $1,708		1,792
Prepaid Expenses and Other Assets		8,383
Total Assets	$	280,696

Liabilities and Member's Equity

Liabilities		
Accrued Expenses and Other Liabilities	$	36,461
Total Liabilities		36,461
Member's Equity		244,235
Total Liabilities and Member's Equity	$	280,696

The accompanying notes are an integral part of this financial statement.

1 – ORGANIZATION AND REGULATORY

Axia Capital Markets, LLC (the "Company") was formed on April 14, 2014, as a Delaware limited liability company. The Company is a wholly owned subsidiary of Axia Capital Markets Holdings, Inc. ("ACMH"). The liability of ACMH for the losses, debts, and obligations of the Company is generally limited to its capital contributions. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), specializing primarily in investment banking and providing research to institutional customers. As a matter of business practice, the Company does not assume positions in securities.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(i) provide that a broker dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: As a single-member limited liability company, the Company has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal, state or local income taxes is required in the Company's financial statements for the year ended December 31, 2018.

Revenue Recognition: Effective January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606), which supersedes nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted ASU 2014-09 under the modified retrospective method, and there was no impact to the Company's opening stockholder's equity.

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. During 2018, $90,000 was recognized as income for contract liabilities that existed as of January 1, 2018. No contract liabilities existed at December 31, 2018.

The Company recognizes research revenue and commission sharing income when the Company provides research to a customer, persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and collectability is reasonable assured. The Company believes that the performance obligation is satisfied at a point in time when research or other services are provided as the customer can benefit from the those services and when trade activity has been executed at which point the underlying financial instrument is identified and the risks and rewards of ownership have been transferred to/from the customer.

Receivables: Receivables are due based on terms of the respective agreement. Management regularly assesses the need for an allowance against receivables. When deemed necessary, the allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of clients. At December 31, 2018, receivables were $36,205. At December 31, 2017, receivables were $1,000,000. During 2018, the entire balance of the December 31, 2017 receivable was deemed uncollectible and was written down to zero and bad debt expense of $1,000,000 was recognized in the statement of operations.

3 - COMMITMENTS

The Company occupies office space and uses equipment under a sublease agreement with ACMH. The sublease agreement provides for a monthly payment of $15,000 per month through December 31, 2019. Future minimum rental payments due are projected as follows:

Period Ending December 31,	Amount
2019	$ 180,000

4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION

The Company maintains its cash balances at a financial institution which is a registered broker dealer. The financial institution is not a bank and, therefore, customer deposits are not insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has a potential concentration of credit risk in that, as of December 31, 2018, it had $169,592 not covered by any form of insurance.

The Company derives its revenue from a limited number of clients. At December 31, 2018, 100% of receivables were due from one customer. For the year ended December 31, 2018, revenues from two customers totaled 77% of advisory fees and revenue from one other customer totaled 100% of research income, and revenue from one other customer totaled 100% of commission sharing income.

5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital at the greater of either $100,000 or 6.67% (1/15) of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1. At December 31, 2018, the Company had net capital of $159,855, as defined, which exceeded its required net capital by $59,855. The ratio of aggregate indebtedness to net capital was 0.2281 to 1.

6- RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. Management has elected to account for its short-term lease by recognizing the lease payments in operations on a straight-line basis over the term of the lease.